Total # of Exhibits: 13
Exhibit Index: p. 2-4



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# FORM 6-K
## SECURITIES AND EXCHANGE COMMISSION
## Washington, D.C. 20549





P.E.
2/2/04

### Report of Foreign Private Issuer

### Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of February 2004 (Third Filing)

Commission File Number: 0-28800

Durban Roodepoort Deep, Limited
(Translation of registrant's name into English)

45 Empire Road, Parktown, Johannesburg South Africa, 2193
(Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F **X** Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

**Note:** Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): **X**

**Note:** Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No **X**

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached to the Registrant's Form 6-K Filing for the month of February 2004, and incorporated by reference herein, are:

Page #

| Exhibit No. | Description | |
|---|---|---|
| 1. | (i) the Registrant's application to the JSE, dated December 9, 2003, relating to the listing of 25,000 new ordinary shares, (ii) the confirmation letter from the JSE, dated December 11, 2003 relating to the listing of 25,000 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 25,000 ordinary shares. | 7 |
| 2. | (i) the Registrant's application to the JSE, dated December 10, 2003, relating to the listing of 27,651 new ordinary shares, (ii) the confirmation letter from the JSE, dated December 11, 2003 relating to the listing of 27,651 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 27,651 ordinary shares. | 15 |
| 3. | (i) the Registrant's application to the JSE, dated December 12, 2003, relating to the listing of 5,082 new ordinary shares, (ii) the confirmation letter from the JSE, dated December 15, 2003 relating to the listing of 5,082 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 5,082 ordinary shares. | 24 |
| 4. | (i) the Registrant's application to the JSE, dated December 22, 2003, relating to the listing of 25,200 new ordinary shares, (ii) the confirmation letter from the JSE, dated December 23, 2003 relating to the listing of 25,200 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 25,200 ordinary shares. | 32 |
| 5. | (i) the Registrant's application to the JSE, dated December 23, 2003, relating to the listing of 10,000 new ordinary shares, (ii) the confirmation letter from the JSE, dated December 23, 2003 relating to the listing of 10,000 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 10,000 ordinary shares. | 40 |

6. (i) the Registrant's application to the JSE, dated December 30, 2003, relating to the listing of 5,000 new ordinary shares, (ii) the confirmation letter from the JSE, dated December 30, 2003 relating to the listing of 5,000 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 5,000 ordinary shares. 48

7. (i) the Registrant's application to the JSE, dated December 31, 2003, relating to the listing of 50,000 new ordinary shares, (ii) the confirmation letter from the JSE, dated December 30, 2003 relating to the listing of 50,000 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 50,000 ordinary shares. 56

8. (i) the Registrant's application to the JSE, dated January 6, 2004, relating to the listing of 43,300 new ordinary shares, (ii) the confirmation letter from the JSE, dated January 7, 2004 relating to the listing of 43,300 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 43,300 ordinary shares. 65

9. (i) the Registrant's application to the JSE, dated January 7, 2004, relating to the listing of 24,288 new ordinary shares, (ii) the confirmation letter from the JSE, dated January 7, 2004 relating to the listing of 24,288 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 24,288 ordinary shares. 74

10. Notification of Dealing in Securities by Directors of Listed Company relating to Mr. David Christopher Baker's receipt of 43,300 ordinary shares of the Registrant at a price of R23.65 on February 4, 2004. 83

11. Notification of Dealing in Securities by Directors of Listed Company relating to Mr. Mark Michael Wellesley-Wood's sale of 50,000 ordinary shares of the Registrant at a price of R25.50 on February 9, 2004. 86

12. Notification of Dealing in Securities by Directors of Listed Company relating to Mr. Deon Thomas van der Mescht's sale of 8,000 ordinary shares of the Registrant at a price of R23.90 on February 11, 2004 and 17,000 ordinary shares of the Registrant at a price of R24.46 on February 12, 2004. 88

000004

91

13. Notification of Dealing in Securities by Directors of Listed Company relating to Mr. Mark Michael Wellesley-Wood's sale of 50,000 ordinary shares of the Registrant at a price of R23.80 on February 12, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

DURBAN ROODEPOORT DEEP, LIMITED

By: Townsend

Andrea Townsend
Company Secretary

Dated: February 25, 2004

Exhibit 1

**DURBAN ROODEPOORT DEEP, LIMITED**

(Reg No 1895/000926/06)

2003 12 09

The Director
Listings and Markets Division
The JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane
**SANDOWN**

Dear Sir

**APPLICATION FOR THE LISTING OF 25 000 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED**

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited.

| No. of Shares | Issue Price: |
|---|---|
| 10 000 | 7.26 |
| 15 000 | 6.49 |

The new ordinary shares are to be listed on 09 December 2003 or as soon as possible thereafter.

The share capital of the company prior to this application:

| | |
|---|---|
| Authorised: | 300 000 000 ordinary no par value shares |
| Issued: | 221 178 675 ordinary no par value Shares |
| Stated Capital Account: | R2 955 608 570.18 |

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 381-7800 Fax (27-11) 482-1022

| The share capital subsequent to this application: | |
|---|---|
| Authorised: | 300 000 000 ordinary no par value shares |
| Issued: | 221 203 675 ordinary no par value shares |
| Stated Capital Account: | |
| Balance B/F | R2 955 608 570.18 |
| This issue | R 169 950.00 |
| Total | R2 955 778 520.18 |

The new shares will rank parri passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The participant has now exercised a number of his/her options.
Accordingly, a listing thereof is being sought.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or about 09 December 2003.

Block listing calculation:

| | |
|---|---|
| Balance b/f | R17 001 572.82 |
| This issue | R 169 950.00 |
| Balance available | R16 831 622.82 |

Yours faithfully

R. P. Hume

..................................................
Director

..................................................
Secretary

..................................................
Sponsor

# DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

**EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998**

**EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")**

RESOLVED:

**THAT** any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY

[signature] ........................ SECRETARY

09/12/03 ........................ DATE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown,
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

11 December 2003
REF: MR/jvdm/10366

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

**ADDITIONAL SHARES : SHARE OPTION SCHEME**

Your application for listing dated 9 December 2003 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Friday, 12 December 2003 in respect of 25 000 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 300 000 000 ordinary shares of no par value and will be amended to show the stated capital as R2 955 778 520-18 divided into 221 203 675 ordinary shares of no par value.

A balance of R17 001 572-79 has been brought forward from your previous application dated 2 December 2003. The issue price of the shares which are the subject of this application is R169 950-00 which leaves a balance of R16 831 622-79 to your credit for any future applications.

Yours faithfully

**D M. DOEL : GENERAL MANAGER**
**LISTINGS DIVISION**

cc. Standard Corporate and Merchant Bank
**Attention : Colin Maggs**

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

# Return of allotment of shares

[Section 93 (3)]

Registration No. of company
1995/000926/06

Name of company Durban Roodepoort Deep, Limited

1. Date of allotment of shares 09 - 12 - 2003

2. Authorised capital of company:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Authorised capital |
| | | | | R | R |
| 300 000 000 | ORD | 5000 000 | Cum Pref | 0-10 | 500 000-00 |
| Total | Total | | | Total | R |

3. Shares subscribed for in memorandum of association:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Total amount paid-up |
| | | | | R | R |
| | | | | | |
| | | | | | |
| Total | Total | | | Total | R |

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 05-01-2004

Name of company Durban Roodepoort Deep, Limited

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2004-01-15
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Date of receipt by Registrar of Companies

Date stamp of companies Registration Office

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

| No par value | | | | Par value | | | |
|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated Capital | Number of shares | Class of shares | Nominal amount of each share | Amount of issued paid-up capital |
| | | | R | | | R | R |
| 221 178 675 | ORD | (1) | (2) | 500 000 | Conv Pref | 0.10 | 500 000-00 |
| | | | | | | | |
| Total 221 178 675 | | Total | R | Total | | Total | R 500 000-00 |

(1) 13,36299060 (2)(3) 2955608570-18

Summary of issued capital prior to allotment:

Amount of issued paid-up capital ______ R 500 000-00

Stated capital ______ R 2955608570-18

Premium account ______ R ______

Total issued capital ______ R 2956108570-18

5. Shares comprising this allotment:

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of paid-up capital and premium, if any |
| | | R | R | | | R | R | R |
| 10 000 | ORD | 7.26 | 72600 | | | | | |
| 15 000 | ORD | 6.49 | 97350 | | | | | |
| | | | | | | | | |
| Total 25 000 | | Total | R | Total | | | Total | R |

(1) 169950

6. (a) Shares allotted otherwise than for cash:

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Deemed stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of capital deemed to be paid-up |
| | | | R | | | | R | R |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| Total | | Total | R | Total | | | Total | R |

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.

SHARES ISSUE I.T.O Employee Share Options

7. The names and addresses of the allottees:

| Name of allottee | Address of allottee | Number of shares | Description of shares allotted |
|---|---|---|---|

7. Issued capital at date of this return:

| No par value | | | | Par value | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total premium account | Total amount of paid-up capital, excluding premium |
| | | R | R | | | R | R | R | R |
| 221203675 | ORD | (1) | (2) | 5000 000 | Cum Pref | 0-10 | — | — | 500 000- |
| | | | | | | | | | |
| | | | | | | | | | |
| Total 221203675 | | Total | R | Total | | | | Total R | 500 000-00 |

(1) 13,3622487 (2) (3) 2955778 520-18

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 500 000-00

State capital R 2955 778 520-18

Premium account R

Total issued capital R 2956 278 520-18

Certified correct.

Date 05 - 01 - 2004 Signature [signature]

~~Director/Manager~~/Secretary

*Rubber stamp of company, if any, or of secretaries.*

STATED CAPITAL ACCOUNT

| | |
|---|---|
| Balance B/F | 2955 608 570-18 |
| This issue | 169 950-00 |
| | 2955 778 520-18 |

Exhibit 2

DURBAN ROODEPOORT DEEP, LIMITED

(Reg No 1895/000926/06)

2003 12 10

The Director
Listings and Markets Division
The JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane
**SANDOWN**

Dear Sir

**APPLICATION FOR THE LISTING OF 27 651 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED**

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited.

| No. of Shares | Issue Price: |
|---|---|
| 15 000 | 4.52 |
| 12 418 | 7.26 |
| 233 | 4.52 |

The new ordinary shares are to be listed on 10 December 2003 or as soon as possible thereafter.

The share capital of the company prior to this application:

| | |
|---|---|
| Authorised: | 300 000 000 ordinary no par value shares |
| Issued: | 221 203 675 ordinary no par value Shares |
| Stated Capital Account: | R2 955 778 520.18 |

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 381-7800 Fax (27-11) 482-1022

| The share capital subsequent to this application: | |
|---|---|
| Authorised: | 300 000 000 ordinary no par value shares |
| Issued: | 221 231 326 ordinary no par value shares |
| Stated Capital Account: | |
| Balance B/F | R2 955 778 520.18 |
| This issue | R 159 007.84 |
| Total | R2 955 937 528.02 |

The new shares will rank parri passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The participant has now exercised a number of his/her options.
Accordingly, a listing thereof is being sought.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or about 10 December 2003.

Block listing calculation:

| | |
|---|---|
| Balance b/f | R16 831 622.82 |
| This issue | R 159 007.84 |
| Balance available | R16 672 614.98 |

Yours faithfully

R.P. [signature]

.............................................................

Director

[signature]

.............................................................

Secretary

.............................................................

Sponsor

# DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

**EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998**

**EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")**

**RESOLVED:**

**THAT** any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY

........................................ SECRETARY

10/12/03 DATE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

11 December 2003
REF: NM/jvdm/10356

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

**ADDITIONAL SHARES : SHARE OPTION SCHEME**

Your application for listing dated 10 December 2003 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Friday, 12 December 2003 in respect of 27 651 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 300 000 000 ordinary shares of no par value and will be amended to show the stated capital as R2 955 937 528-02 divided into 221 231 326 ordinary shares of no par value.

A balance of R16 831 622-79 has been brought forward from your previous application dated 9 December 2003. The issue price of the shares which are the subject of this application is R159 007-84 which leaves a balance of R16 672 614-95 to your credit for any future applications.

Yours faithfully

**D M. DOEL : GENERAL MANAGER**
**LISTINGS DIVISION**

cc. Standard Corporate and Merchant Bank
**Attention : Colin Maggs**

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

# Return of allotment of shares

(Section 93 (3))

Registration No. of company 1895/000926/06

Name of company Durban Roodepoort Deep, Limited

1. Date of allotment of shares 10 - 12 - 2003

2. Authorised capital of company:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Authorised capital |
| | | | | R | R |
| 300 000 000 | Ord | 5 000 000 | Cum-Pref | 0-10 | 500 000-00 |
| | | | | | |
| Total | Total | | | Total | R |

3. Shares subscribed for in memorandum of association:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Total amount paid-up |
| | | | | R | R |
| | | | | | |
| | | | | | |
| Total | Total | | | Total | R |

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 05-01-2004

Name of company Durban Roodepoort Deep, Limited

P. O Box 390

REGISTRATEUR VAN MAATSKAPPYE
EN VAN BESLOTE KORPORASIES

2004 -01- 15

Date of receipt by
Registrar of Companies

REGISTRAR OF COMPANIES
AND OF CLOSE CORPORATIONS

Date stamp of companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

| No par value | | | | Par value | | | |
|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated Capital | Number of shares | Class of shares | Nominal amount of each share | Amount of issued paid-up capital |
| | | | R | | | R | R |
| 221 203 675 | ORD | (1) | (2) | 5000 000 | Cum Pref | 0-10 | 500 000-00 |
| | | | | | | | |
| Total 221 203 675 | | Total | R | Total | | Total | R 500 000-00 |

(1) 13,3622487 (2)(3) 2955 778 520-18

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500 000-00

Stated capital R 2955 778 520-18

Premium account R

Total issued capital R 2956 278 520-18

5. Shares comprising this allotment:

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of paid-up capital and premium, if any |
| | | R | R | | | R | R | R |
| 15 000 | ORD | 4-52 | 67800 | | | | | |
| 12418 | ORD | 7-26 | 90154-68 | | | | | |
| 233 | ORD | 4-52 | 1053-16 | | | | | |
| Total 27651 | | Total | R | Total | | | Total | R |

(1) 159007-84

6. (a) Shares allotted otherwise than for cash:

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Deemed stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of capital deemed to be paid-up |
| | | | R | | | | R | R |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| Total | | Total | R | Total | | | Total | R |

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.

SHARES ISSUE I.T.O Employee Share options

c) The names and addresses of the allottees:

| Name of allottee | Address of allottee | Number of shares | Description of shares allotted |
|---|---|---|---|
| | | | |

| | | |
|---|---|---|
| G Dempsey | 15 000 | 4.52 |
| G Dempsey | 12 418 | 7.26 |
| A Brookes | 233 | 4.52 |

7. Issued capital at date of this return:

| No par value | | | | Par value | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total premium account | Total amount of paid-up capital, excluding premium |
| | | R | R | | | R | R | R | R |
| 221 231 326 | ORD | (1) | (2) | 5000 000 | Cum Pref | 0-10 | — | — | 500 000-00 |
| | | | | | | | | | |
| | | | | | | | | | |
| Total 221 231 326 | | Total | R | Total | | | | Total R | 500 000-00 |

13361 29734 (2) (6) 2955 937 528-02

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 500 000-00

State capital R 2955 937 528-02

Premium account R

Total issued capital R 2956 437 528-02

Certified correct.

Date 05-01-2004 Signature [signature]

~~Director~~/~~Manager~~/Secretary

*Rubber stamp of company, if any, or of secretaries.*

STATED Capital Account

| | |
|---|---|
| Balance B/F | 2955 778 520-18 |
| This issue | 159 007-84 |
| | 2955 937 528-02 |

Exhibit 3

DURBAN ROODEPOORT DEEP, LIMITED
(Reg No 1895/000926/06)

2003 12 12

The Director
Listings and Markets Division
The JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane
**SANDOWN**

Dear Sir

**APPLICATION FOR THE LISTING OF 5 082 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED**

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited.

| **No. of Shares** | **Issue Price:** |
|---|---|
| 5 082 | 7.26 |

The new ordinary shares are to be listed on 12 December 2003 or as soon as possible thereafter.

The share capital of the company prior to this application:

| | |
|---|---|
| Authorised: | 300 000 000 ordinary no par value shares |
| Issued: | 221 231 326 ordinary no par value Shares |
| Stated Capital Account: | R2 955 937 528.02 |

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 381-7800 Fax (27-11) 482-1022
Directors: M M Wellesley-Wood* (Chairman and Chief Executive Officer); J L Murray (Deputy Chief Executive and Chief Financial Officer); D C Baker * * ; D J M Blackmur* *; G C Campbell * ; R P Hume ; M P Ncholo ; Alternate : A Lubbe; D T van der Mescht
Company Secretary : A I Townsend

| The share capital subsequent to this application: | |
|---|---|
| Authorised: | 300 000 000 ordinary no par value shares |
| Issued: | 221 236 408 ordinary no par value shares |
| Stated Capital Account: | |
| Balance B/F | R2 955 937 528.02 |
| This issue | R 36 895.32 |
| Total | R2 955 974 423.34 |

The new shares will rank parri passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The participant has now exercised a number of his/her options.
Accordingly, a listing thereof is being sought.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or about 12 December 2003.

Block listing calculation:

| | |
|---|---|
| Balance b/f | R16 672 614.98 |
| This issue | R 36 895.32 |
| Balance available | R16 635 719.66 |

Yours faithfully

..........................................................
Director

..........................................................
Secretary

..........................................................
Sponsor

# DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

**EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998**

**EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")**

**RESOLVED:**

**THAT** any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY

Townsend ..................... SECRETARY

12/12/03 ..................... DATE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

15 December 2003
REF: NM/jvdm/10405

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

**ADDITIONAL SHARES : SHARE OPTION SCHEME**

Your application for listing dated 12 December 2003 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Wednesday, 12 December 2003 in respect of 5 082 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 300 000 000 ordinary shares of no par value and will be amended to show the stated capital as R2 955 974 423-00 divided into 221 236 408 ordinary shares of no par value.

A balance of R16 672 614-95 has been brought forward from your previous application dated 10 December 2003. The issue price of the shares which are the subject of this application is R36 895-32 which leaves a balance of R16 635 719-63 to your credit for any future applications.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. Standard Corporate and Merchant Bank
**Attention : Colin Maggs**

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

# Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1895/000926/06

Name of company Durban Roodepoort Deep, Limited

1. Date of allotment of shares 12 - 12 - 2003

2. Authorised capital of company:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Authorised capital |
| | | | | R | R |
| 300 000 000 | ORD | 5 000 000 | Cum-Pref | 0-10 | 500 000-00 |
| | | | | | |
| Total | Total | | | Total | R |

3. Shares subscribed for in memorandum of association:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Total amount paid up |
| | | | | R | R |
| | | | | | |
| | | | | | |
| Total | Total | | | Total | R |

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 05-01-2004

Name of company Durban Roodepoort Deep, Limited

P.O. Box 390

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

2004 -01- 15

Date of receipt by Registrar of Companies

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

| No par value | | | | Par value | | | |
|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated Capital | Number of shares | Class of shares | Nominal amount of each share | Amount of issued paid-up capital |
| | | | R | | | R | R |
| 221 231 326 | ORD | (1) | (2) | 5 000 000 | Cum Pref | 0-10 | 500 000-00 |
| | | | | | | | |
| Total 221 231 326 | | Total | R | Total | | Total | R 500 000-00 |

(1) 13,36129734 (2) 2955 937 528-02

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500 000-00

Stated capital R 2955 937 528-02

Premium account R

Total issued capital R 2956 437 528-02

5. Shares comprising this allotment:

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of paid-up capital and premium, if any |
| | | R | R | | | R | R | R |
| 5082 | ORD | 7-26 | 36895-32 | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| Total 5082 | | Total | R 36895-32 | Total | | | Total | R |

6 (a) Shares allotted otherwise than for cash:

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Deemed stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of capital deemed to be paid-up |
| | | | R | | | | R | R |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| Total | | Total | R | Total | | | Total | R |

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.

Shares Issue I.T.O Employee Share Options

(c) The names and addresses of the allottees:

| Name of allottee | Address of allottee | Number of shares | Description of shares allotted |
|---|---|---|---|
| [illegible] | [illegible] | 5082 | ORD |

7. Issued capital at date of this return:

| No par value | | | | Par value | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total premium account | Total amount of paid-up capital, excluding premium |
| | | R | R | | | R | R | R | R |
| 221 236 408 | ORD | (1) | (2) | 500 000 | Cum Pref | 0-10 | — | — | 500 000-00 |
| | | | | | | | | | |
| | | | | | | | | | |
| Total 221 236 408 | | Total | R | Total | | | Total | R | 500 000-00 |

(1) 13, 36115715 (2)(3) 2955 974 423-34

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 500 000-00

State capital R 2955 974 423-34

Premium account R

Total issued capital R 2956 474 423-34

Certified correct.

Date 05-01-2004 Signature [signature]

~~Director~~/~~Manager~~/Secretary

*Rubber stamp of company, if any, or of secretaries.*

STATED CAPITAL ACCOUNT

Balance B/F 2955 937 528-02

This issue 36 895-32

R 2955 974 423-34

Exhibit 4

DURBAN ROODEPOORT DEEP, LIMITED
(Reg No 1895/000926/06)

2003 12 22

The Director
Listings and Markets Division
The JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane
**SANDOWN**

Dear Sir

**APPLICATION FOR THE LISTING OF 25 200 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED**

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited.

| No. of Shares | Issue Price: |
|---|---|
| 25 000 | 5.66 |
| 200 | 9.86 |

The new ordinary shares are to be listed on 22 December 2003 or as soon as possible thereafter.

The share capital of the company prior to this application:

| | |
|---|---|
| Authorised: | 300 000 000 ordinary no par value shares |
| Issued: | 221 236 408 ordinary no par value Shares |
| Stated Capital Account: | R2 955 974 423.34 |

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 381-7800 Fax (27-11) 482-1022
Directors: M M Wellesley-Wood* (Chairman and Chief Executive Officer); I L Murray (Deputy Chief Executive and Chief Financial Officer);
D C Baker * *; D J M Blackmur* *; G C Campbell *; R P Hume; M P Ncholo; Alternate: A Lubbe; D T van der Mescht
Company Secretary: A I Townsend

| The share capital subsequent to this application: | |
|---|---|
| Authorised: | 300 000 000 ordinary no par value shares |
| Issued: | 221 261 608 ordinary no par value shares |
| Stated Capital Account: | |
| Balance B/F | R2 955 974 423.34 |
| This issue | R 143 472.00 |
| Total | R2 956 117 895.34 |

The new shares will rank parri passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The participant has now exercised a number of his/her options.
Accordingly, a listing thereof is being sought.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or about 22 December 2003.

Block listing calculation:

| | |
|---|---|
| Balance b/f | R16 635 719.66 |
| This issue | R 143 472.00 |
| Balance available | R16 492 247.66 |

Yours faithfully

R. P. Hema

Director

[signature]

Secretary

Sponsor

# DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

**EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998**

**EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")**

**RESOLVED:**

**THAT** any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY

[signature] ........................................ 22/12/2003 ........................................

SECRETARY DATE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

23 December 2003
REF: NM/jvdm/10449

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

**ADDITIONAL SHARES: SHARE OPTION SCHEME**

Your application for listing dated 22 December 2003 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Wednesday, 24 December 2003 in respect of 25 200 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 30 000 000 ordinary shares of no par value and will be amended to show the stated capital as R2 956 117 895-34 divided into 221 261 608 ordinary shares of no par value.

A balance of R16 635 719-63 has been brought forward from your previous application dated 12 December 2003. The issue price of the shares which are the subject of this application is R143 472-00 which leaves a balance of R16 492 247-63 to your credit for any future applications.

Yours faithfully

D M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. Standard Corporate and Merchant Bank
**Attention : Colin Maggs**

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

# Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1895/000926/06

Name of company Durban Roodepoort Deep, Limited

1. Date of allotment of shares 22-12-2003

2. Authorised capital of company:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Authorised capital |
| | | | | R | R |
| 300 000 000 | ORD | 5000 000 | Cum-Pref | 0-10 | 500 000-00 |
| | | | | | |
| Total | Total | | | Total | R |

3. Shares subscribed for in memorandum of association:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Total amount paid-up |
| | | | | R | R |
| | | | | | |
| | | | | | |
| Total | Total | | | Total | R |

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 05-01-2004

Name of company Durban Roodepoort Deep, Limited

P.O Box 390

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
Date of receipt by Registrar of Companies
2004 -01- 15
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

000037

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

| No par value | | | | Par value | | | |
|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated Capital | Number of shares | Class of shares | Nominal amount of each share | Amount of issued paid-up capital |
| | | | R | | | R | R |
| 221 236 408 | ORD | (1) | (2) | 500 000 | Cum Pref | 0-10 | 500 000-00 |
| | | | | | | | |
| Total 221 236 408 | | Total | R | Total | | Total | R 500 000-00 |

(1) 13,36115718 (2)/(3) 2955 974 423-34

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500 000-00

Stated capital R 2955 974 423-34

Premium account R

Total issued capital R 2956 474 423-34

5. Shares comprising this allotment:

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of paid-up capital and premium, if any |
| | | R | R | | | R | R | R |
| 25 000 | ORD | 5-66 | 141 500 | | | | | |
| 200 | ORD | 9-86 | 1972 | | | | | |
| | | | | | | | | |
| Total 25 200 | | Total | R 143472 | Total | | | Total | R |

6. (a) Shares allotted otherwise than for cash:

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Deemed stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of capital deemed to be paid-up |
| | | | R | | | | R | R |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| Total | | Total | R | Total | | | Total | R |

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.

SHARES ISSUE I.T.O Employee Share options

(c) The names and addresses of the allottees:

| Name of allottee | Address of allottee | Number of shares | Description of shares allotted |
|---|---|---|---|
| ... alar Mcc... | ... Erave Road | 25 000 | ORD |

7. Issued capital at date of this return:

| No par value | | | | Par value | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total premium account | Total amount of paid-up capital, excluding premium |
| | | R | R | | | R | R | R | R |
| 221 261 608 | ORD | ① | ② | 5000 000 | Cum Pref | 0-10 | — | — | 500 000-0 |
| | | | | | | | | | |
| | | | | | | | | | |
| Total 221 261 608 | | Total R | | Total | | | Total R | | 500 000-00 |

① 13,36028388 ②|③ 2956117895-34

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 500 000-00

State capital R 2956117 895-34

Premium account R

Total issued capital R 2956117895-34

Certified correct.

Date 05-01-2004 Signature [signature]

~~Director~~/~~Manager~~/Secretary

*Rubber stamp of company, if any, or of secretaries.*

STATED Capital Account

| | |
|---|---|
| Balance B/F | 2955 974 423-34 |
| This issue | 143 472-00 |
| | 2956117 895-34 |

Exhibit 5

DURBAN ROODEPOORT DEEP, LIMITED
(Reg No 1895/000926/06)

2003 12 23

The Director
Listings and Markets Division
The JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane
**SANDOWN**

Dear Sir

**APPLICATION FOR THE LISTING OF 10 000 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED**

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited.

| **No. of Shares** | **Issue Price:** |
|---|---|
| 10 000 | 7.26 |

The new ordinary shares are to be listed on 23 December 2003 or as soon as possible thereafter.

The share capital of the company prior to this application:

| | |
|---|---|
| Authorised: | 300 000 000 ordinary no par value shares |
| Issued: | 221 261 608 ordinary no par value Shares |
| Stated Capital Account: | R2 956 117 895.34 |

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 381-7800 Fax (27-11) 482-1022
Directors: M M Wellesley-Wood* (Chairman and Chief Executive Officer); I L Murray (Deputy Chief Executive and Chief Financial Officer);
D C Baker * *; D J M Blackmur* *; G C Campbell *; R P Hume; M P Ncholo; Alternate: A Lubbe; D T van der Mescht
Company Secretary: A I Townsend

| | |
|---|---|
| The share capital subsequent to this application: | |
| Authorised: | 300 000 000 ordinary no par value shares |
| Issued: | 221 271 608 ordinary no par value shares |
| Stated Capital Account: | |
| Balance B/F | R2 956 117 895.34 |
| This issue | R 72 600.00 |
| Total | R2 956 190 495.34 |

The new shares will rank parri passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The participant has now exercised a number of his/her options.
Accordingly, a listing thereof is being sought.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or about 23 December 2003.

Block listing calculation:

| | |
|---|---|
| Balance b/f | R16 492 247.66 |
| This issue | R 72 600.00 |
| Balance available | R16 419 647.66 |

Yours faithfully

..............................................................
Director

..............................................................
Secretary

..............................................................
Sponsor

# DURBAN ROODEPOORT DEEP, LIMITED
("the Company")

EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")

RESOLVED:

**THAT** any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY

[signature] Townsend
SECRETARY

23/12/2003
DATE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

23 December 2003
REF: NM/jvdm/10463

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

**ADDITIONAL SHARES : SHARE OPTION SCHEME**

Your application for listing dated 23 December 2003 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Wednesday, 24 December 2003 in respect of 10 000 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 300 000 000 ordinary shares of no par value and will be amended to show the stated capital as R2 956 190 495-34 divided into 221 271 608 ordinary shares of no par value.

A balance of R16 492 247-63 has been brought forward from your previous application dated 22 December 2003. The issue price of the shares which are the subject of this application is R72 600-00 which leaves a balance of R16 419 647-63 to your credit for any future applications.

Yours faithfully

**D.M. DOEL : GENERAL MANAGER**
**LISTINGS DIVISION**

cc. Standard Corporate and Merchant Bank
**Attention : Colin Maggs**

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

# Return of allotment of shares

[Section 93 (3)]

Registration No. of company
1895/000926/06

Name of company Durban Roodepoort Deep, Limited

1. Date of allotment of shares 23 - 12 - 2003

2. Authorised capital of company:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Authorised capital |
| | | | | R | R |
| 300 000 000 | ORD | 5000 000 | Cum-Pref | 0-10 | 500 000-00 |
| | | | | | |
| Total | Total | | | Total | R |

3. Shares subscribed for in memorandum of association:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Total amount paid-up |
| | | | | R | R |
| | | | | | |
| | | | | | |
| Total | Total | | | Total | R |

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

2004 -01- 15

Date of receipt by

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 05-01-2004

Name of company Durban Roodepoort Deep, Limited

P.O Box 390

Date stamp of companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

| No par value | | | | Par value | | | |
|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated Capital | Number of shares | Class of shares | Nominal amount of each share | Amount of issued paid-up capital |
| | | | R | | | R | R |
| 221 261 608 | ORD | ① | ② | 5000 000 | Cum Pref | 0-10 | 500 000-00 |
| | | | | | | | |
| Total 221 261 608 | | Total | R | Total | | Total | R 500 000-00 |

① 13,36028388 ②③ 2956117895-34

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500 000-00

Stated capital R 2956117895-34

Premium account R

Total issued capital R 2956617895-34

5. Shares comprising this allotment:

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of paid-up capital and premium, if any |
| | | R | R | | | R | R | R |
| 10 000 | ORD | 7-26 | 72600 | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| Total 10 000 | | Total | R 72600 | Total | | | Total | R |

6. (a) Shares allotted otherwise than for cash:

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Deemed stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of capital deemed to be paid-up |
| | | | R | | | | R | R |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| Total | | Total | R | Total | | | Total | R |

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf. Shares issue i.t.o Employee Share options

(c) The names and addresses of the allottees:

| Name of allottee | Address of allottee | Number of shares | Description of shares allotted |
|---|---|---|---|
| A. Lubbe | 45 Empire Road Parktown | 10 000 | ORD |
| | | | |

7. Issued capital at date of this return:

| No par value | | | | Par value | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total premium account | Total amount of paid-up capital, excluding premium |
| | | R | R | | | R | R | R | R |
| 221 271 608 | ORD | (1) | (2) | 5000 000 | Cum Pref | 0-10 | — | — | 500 000 00 |
| | | | | | | | | | |
| | | | | | | | | | |
| Total 221 271 608 | | Total | R | Total | | | | Total R | 500 000-00 |

(1) 13,360 00.815 (2)(3) 2956 190 495-34

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital ____ R 500 000-00

State capital ____ R 2956 190 495-34

Premium account ____ R ____

Total issued capital ____ R 2956 190 495-34

Certified correct.

Date 05-01-2004 Signature [signature] ~~Director~~/~~Manager~~/Secretary

*Rubber stamp of company, if any, or of secretaries.*

STATED Capital Account

| | |
|---|---|
| Balance B/F | 2956 117 895-34 |
| This issue | 72 600-00 |
| | 2956 190 495-34 |

Exhibit 6

DURBAN ROODEPOORT DEEP, LIMITED

2003 12 30

The Director
Listings and Markets Division
The JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane
**SANDOWN**

Dear Sir

**APPLICATION FOR THE LISTING OF 5 000 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED**

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited.

| No. of Shares | Issue Price: |
|---|---|
| 5 000 | 7.26 |

The new ordinary shares are to be listed on 30 December 2003 or as soon as possible thereafter.

The share capital of the company prior to this application:

| | |
|---|---|
| Authorised: | 300 000 000 ordinary no par value shares |
| Issued: | 221 271 608 ordinary no par value Shares |
| Stated Capital Account: | R2 956 190 495.34 |



DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 381-7800 Fax (27-11) 482-1022

| | |
|---|---|
| The share capital subsequent to this application: | |
| Authorised: | 300 000 000 ordinary no par value shares |
| Issued: | 221 276 608 ordinary no par value shares |
| Stated Capital Account: | |
| Balance B/F | R2 956 190 495.34 |
| This issue | R 36 300.00 |
| Total | R2 956 226 795.34 |

The new shares will rank parri passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The participant has now exercised a number of his/her options.
Accordingly, a listing thereof is being sought.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or about 30 December 2003.

Block listing calculation:

| | |
|---|---|
| Balance b/f | R16 419 647.66 |
| This issue | R 36 300.00 |
| Balance available | R16 383 347.66 |

Yours faithfully

..................................................
Director

..................................................
Secretary

..................................................
Sponsor

# DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")

RESOLVED:

**THAT** any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY

[signature] 30/12/2003

............................................ ....................................

SECRETARY DATE

JSE
SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

30 December 2003
REF: AH/tm/10485

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

**ADDITIONAL SHARES : SHARE OPTION SCHEME**

Your application for listing dated 30 December 2003 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Wednesday, 31 December 2003 in respect of 5 000 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 300 000 000 ordinary shares of no par value and will be amended to show the stated capital as R2 956 226 795-34 divided into 221 276 608 ordinary shares of no par value.

A balance of R16 419 647-63 has been brought forward from your previous application dated 23 December 2003. The issue price of the shares which are the subject of this application is R36 300-00 which leaves a balance of R16 383 347-66 to your credit for any future applications.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. Standard Corporate and Merchant Bank
Attention : Heidi Loots

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

# Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1895/000926/06

Name of company Durban Roodepoort Deep, Limited

1. Date of allotment of shares 30 - 12 - 2003

2. Authorised capital of company:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Authorised capital |
| | | | | R | R |
| 300 000 000 | ORD | 500 000 | Cum-Pref | 0 - 10 | 500 000 - 00 |
| | | | | | |
| Total | Total | | | Total | R |

3. Shares subscribed for in memorandum of association:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Total amount paid-up |
| | | | | R | R |
| | | | | | |
| | | | | | |
| Total | Total | | | Total | R |

To be completed by company.

Acknowledgement of receipt of return of allotments, dated 05-01-2004

Name of company Durban Roodepoort Deep, Limited

Postal address P O Box 390
Maraisburg

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

Date stamp of Companies Registration Office 2004 -01- 15

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

| No par value | | | | Par value | | | |
|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated Capital | Number of shares | Class of shares | Nominal amount of each share | Amount of issued paid-up capital |
| | | | R | | | R | R |
| 221 271 605 | ORD | (1) | (2) | 5000 000 | Cum Pref | 0-10 | 500 000-00 |
| | | | | | | | |
| Total 221 271 605 | | Total | R | Total | | Total | R 500 000-00 |

(1) 13,360 00818 (2)(3) 2956 190 495-34

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500 000-00

Stated capital R 2956 190 495-34

Premium account R

Total issued capital R 2956690495-34

5. Shares comprising this allotment:

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of paid-up capital and premium, if any |
| | | R | R | | | R | R | R |
| 5000 | ORD | 7-2 | 36300 | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| Total 5000 | | Total | R 36300 | Total | | | Total | R |

6. (a) Shares allotted otherwise than for cash:

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Deemed stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of capital deemed to be paid-up |
| | | | R | | | | R | R |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| Total | | Total | R | Total | | | Total | R |

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

Shares issue I.T.O Employee Share options

7. The names and addresses of the allottees:

| Name of allottee | Address of allottee | Number of shares | Description of shares allotted |
|---|---|---|---|
| A 1 : Mrs. | 45 Empire Road | 5000 | ORD |

7. Issued capital at date of this return:

| No par value | | | | Par value | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total premium account | Total amount of paid-up capital, excluding premium |
| | | R | R | | | R | R | R | R |
| 221 276 608 | ORD | (1) | (2) | 5000 000 | Cm Pref | 0-10 | — | — | 500 000-00 |
| | | | | | | | | | |
| | | | | | | | | | |
| Total 221 276 608 | | Total R | | Total | | | | Total R | 500 000-00 |

(1) 13,35987035 (2)(3) 2956 226 795-34

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 500 000-00

State capital R 2956 226 795-34

Premium account R

Total issued capital R 2956 726 795-34

Certified correct.

Date 05-01-2004 Signature [signature]

~~Director/Manager/~~Secretary

*Rubber stamp of company, if any, or of secretaries.*

STATED Capital Account

| | |
|---|---|
| Balance B/F | 2956 190 495-34 |
| This issue | 36 300-00 |
| | 2956 226 795-34 |

Exhibit 7

DURBAN ROODEPOORT DEEP, LIMITED
(Reg No 1895/000926/06)

2003 12 31

The Director
Listings and Markets Division
The JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane
**SANDOWN**

Dear Sir

**APPLICATION FOR THE LISTING OF 50 000 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED**

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited.

| No. of Shares | Issue Price: |
|---|---|
| 25 000 | 6.49 |
| 25 000 | 6.49 |

The new ordinary shares are to be listed on 31 December 2003 or as soon as possible thereafter.

The share capital of the company prior to this application:

| | |
|---|---|
| Authorised: | 300 000 000 ordinary no par value shares |
| Issued: | 221 276 608 ordinary no par value Shares |
| Stated Capital Account: | R2 956 226 795.34 |

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 381-7800 Fax (27-11) 482-1022
Directors: M M Wellesley-Wood* (Chairman and Chief Executive Officer); I L Murray (Deputy Chief Executive and Chief Financial Officer);
D C Baker * *; G C Campbell *; R P Hume; M P Ncholo; Alternate: A Lubbe; D T van der Merscht
Company Secretary: A I Townsend

| The share capital subsequent to this application: | |
|---|---|
| Authorised: | 300 000 000 ordinary no par value shares |
| Issued: | 221 326 608 ordinary no par value shares |
| Stated Capital Account: | |
| Balance B/F | R2 956 226 795.34 |
| This issue | R 324 500.00 |
| Total | R2 956 551 295.34 |

The new shares will rank parri passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The participant has now exercised a number of his/her options.
Accordingly, a listing thereof is being sought.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or about 31 December 2003.

Block listing calculation:

| | |
|---|---|
| Balance b/f | R16 383 347.66 |
| This issue | R 324 500.00 |
| Balance available | R16 058 847.66 |

Yours faithfully

..........................................................
Director

..........................................................
Secretary

..........................................................
Sponsor

# DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")

RESOLVED:

**THAT** any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY

[signature] ........................................ 31/12/2003 ........................

SECRETARY DATE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

30 December 2003
REF: AH/tm/10486

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

**ADDITIONAL SHARES : SHARE OPTION SCHEME**

Your application for listing dated 31 December 2003 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Wednesday, 31 December 2003 in respect of 50 000 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 300 000 000 ordinary shares of no par value and will be amended to show the stated capital as R2 956 551 295-34 divided into 221 326 608 ordinary shares of no par value.

A balance of R16 383 347-66 has been brought forward from your previous application dated 30 December 2003. The issue price of the shares which are the subject of this application is R324 500-00 which leaves a balance of R16 058 847-66 to your credit for any future applications.

Yours faithfully

**D.M. DOEL : GENERAL MANAGER**
**LISTINGS DIVISION**

cc. Standard Corporate and Merchant Bank
**Attention : Heidi Loots**

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

# Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1895/000926/06

Name of company Durban Roodepoort Deep, Limited

1. Date of allotment of shares 31-12-2003

2. Authorised capital of company:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Authorised capital |
| | | | | R | R |
| 300 000 000 | ORD | 5 000 000 | Cum-Pref | 0-10 | 500 000-00 |
| | | | | | |
| Total | Total | | | Total | R |

3. Shares subscribed for in memorandum of association:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Total amount paid-up |
| | | | | R | R |
| | | | | | |
| | | | | | |
| Total | Total | | | Total | R |

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 05-01-2004

Name of company Durban Roodepoort Deep, Limited
P.O Box 390

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2004 -01- 15
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Date of receipt by Registrar of Companies

Date stamp of companies Registration Office

| | | |
|---|---|---|
| D J Jacobs | 25 000 | 6.49 |
| J H Dissel | 25 000 | 6.49 |

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum

| No par value | | | | Par value | | | |
|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated Capital | Number of shares | Class of shares | Nominal amount of each share | Amount of issued paid-up capital |
| | | | R | | | R | R |
| 221276408 | ORD | (1) | (2) | 5000 000 | Cum Pref | 0-10 | 500 000-00 |
| | | | | | | | |
| Total 221276408 | | Total | R | Total | | Total | R 500 000-00 |

(1) 13,35987035 (2)(3) 2956 226 795-34

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500 000-00

Stated capital R 2956 226795-34

Premium account R

Total issued capital R 2956 726 795-34

5. Shares comprising this allotment:

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of paid-up capital and premium, if any |
| | | R | R | | | R | R | R |
| 25 000 | ORD | 6.49 | 162250 | | | | | |
| 25 000 | ORD | 6.49 | 162250 | | | | | |
| | | | | | | | | |
| Total 50 000 | | Total | R 324500 | Total | | | Total | R |

6. (a) Shares allotted otherwise than for cash:

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Deemed stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of capital deemed to be paid-up |
| | | | R | | | | R | R |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| Total | | Total | R | Total | | | Total | R |

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

Shares Issue i.t.o Employee Share Options

c. The names and addresses of the allottees:

| Name of allottee | Address of allottee | Number of shares | Description of shares allotted |
|---|---|---|---|

7. Issued capital at date of this return:

| No par value | | | | Par value | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total premium account | Total amount of paid-up capital, excluding premium |
| | | R | R | | | R | R | R | R |
| 221 326 608 | ORD | (1) | (2) | 5000 000 | Cum Pref | 0-10 | — | — | 500 000 00 |
| | | | | | | | | | |
| | | | | | | | | | |
| Total 221 326 608 | | Total | R | Total | | | Total | R | 500 000-00 |

(1) 13,3583i837 (2)(3) 2956 551 295-34

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 500 000-00

State capital R 2956 551 295-34

Premium account R

Total issued capital R 2957 051 295-34

Certified correct.

Date 05-01-2004 Signature [signature]

~~Director~~/~~Manager~~/Secretary

*Rubber stamp of company, if any, or of secretaries.*

STATED CAPITAL ACCOUNT

| | |
|---|---|
| Balance B/F | 2956 226 795-34 |
| This issue | 324 500-00 |
| | 2956 551 295-34 |

Exhibit 8

DURBAN ROODEPOORT DEEP, LIMITED
(Reg No 1895/000926/06)

2004 01 06

The Director
Listings and Markets Division
The JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane
**SANDOWN**

Dear Sir

**APPLICATION FOR THE LISTING OF 43 300 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED**

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited.

| No. of Shares | Issue Price: |
|---|---|
| 6 000 | 7.26 |
| 20 000 | 7.26 |
| 9 800 | 9.86 |
| 7 500 | 7.99 |

The new ordinary shares are to be listed on 06 January 2004 or as soon as possible thereafter.

The share capital of the company prior to this application:

| | |
|---|---|
| Authorised: | 300 000 000 ordinary no par value shares |
| Issued: | 221 326 608 ordinary no par value Shares |
| Stated Capital Account: | R2 956 551 295.34 |

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 381-7800 Fax (27-11) 482-1022

| The share capital subsequent to this application: | |
|---|---|
| Authorised: | 300 000 000 ordinary no par value shares |
| Issued: | 221 369 908 ordinary no par value shares |
| Stated Capital Account: | |
| Balance B/F | R2 956 551 295.34 |
| This issue | R 345 313.00 |
| Total | R2 956 896 608.34 |

The new shares will rank parri passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The participant has now exercised a number of his/her options.
Accordingly, a listing thereof is being sought.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or about 06 January 2004.

Block listing calculation:

| | |
|---|---|
| Balance b/f | R16 058 847.66 |
| This issue | R 345 313.00 |
| Balance available | R15 713 534.66 |

Yours faithfully

..............................................................
Director

..............................................................
Secretary

..............................................................
Sponsor

# DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

**EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998**

**EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")**

**RESOLVED:**

**THAT** any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY

| | |
|---|---|
| [signature] | 06/01/04 |
| SECRETARY | DATE |

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

7 January 2004
REF: ADB/jvdm/10507

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

**ADDITIONAL SHARES : SHARE OPTION SCHEME**

Your application for listing dated 6 January 2004 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Thursday, 8 January 2004 in respect of 43 300 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 300 000 000 ordinary shares of no par value and will be amended to show the stated capital as R2 956 896 608-34 divided into 221 369 908 ordinary shares of no par value.

A balance of R16 058 847-66 has been brought forward from your previous application dated 31 December 2003. The issue price of the shares which are the subject of this application is R345 313-00 which leaves a balance of R15 713 534-66 to your credit for any future applications.

Yours faithfully

**D.M. DOEL : GENERAL MANAGER**
**LISTINGS DIVISION**

cc: Standard Corporate and Merchant Bank (Pty) Limited
**Attention : Colin Maggs**

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

# Return of allotment of shares

[Section 93 (3)]

Registration No. of company
1895/000926/06

Name of company Durban Roodepoort Deep, Limited

1. Date of allotment of shares 06-01-2004

2. Authorised capital of company:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Authorised capital |
| | | | | R | R |
| 300 000 00 | ORD | 5000 000 | Cum-Pref | 0-10 | 500 000-00 |
| | | | | | |
| Total | Total | | | Total | R |

3. Shares subscribed for in memorandum of association:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Total amount paid-up |
| | | | | R | R |
| | | | | | |
| | | | | | |
| Total | Total | | | Total | R |

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 08-01-2004

Name of company Durban Roodepoort Deep, Limited

Postal address P. O Box 390
Maraisburg
1700

Date of receipt by
Registrar of Companies

~~REGISTRATEUR VAN MAATSKAPPYE~~
EN VAN BESLOTE KORPORASIES
Date stamp of companies
Registration Office
2004 -01- 15
REGISTRAR OF COMPANIES
AND OF CLOSE CORPORATIONS

| | | |
|---|---|---|
| K J Zoller | 6 000 | R7.26 |
| CJS Moller | 20 000 | R7.26 |
| CJS Moller | 9 800 | R9.86 |
| V J Thomson | 7 500 | R7.99 |

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

| No par value | | | | Par value | | | |
|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated Capital | Number of shares | Class of shares | Nominal amount of each share | Amount of issued paid-up capital |
| | | | R | | | R | R |
| 221 326 608 | ORD | ① | ② | 500 000 | Cum Pref | 0-10 | 500 000-00 |
| | | | | | | | |
| Total 221 326 608 | | Total | R | Total | | Total | R 500 000-00 |

① 13,35831837 ②/③ 2956 551 295-34

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500 000-00

Stated capital R 2956 551 295-34

Premium account R

Total issued capital R 2957 051 295-34

5. Shares comprising this allotment:

No par value:

| Number of shares | Class of shares | Issue price per share | Stated capital |
|---|---|---|---|
| 6000 | ORD | R 7-26 | R 43560 |
| 20 000 | ORD | 7-26 | 145200 |
| 9800 | ORD | 9-86 | 96628 |
| 7500 | ORD | 7-99 | 59925 |
| Total 43300 | | Total | R 345313 |

Par value:

| Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of paid-up capital and premium, if any |
|---|---|---|---|---|
| | | R | R | R |
| | | | | |
| | | | | |
| | | | | |
| Total | | | Total | R |

6. (a) Shares allotted otherwise than for cash:

No par value:

| Number of shares | Class of shares | Issue price per share | Deemed stated capital |
|---|---|---|---|
| | | | R |
| | | | |
| | | | |
| | | | |
| Total | | Total | R |

Par value:

| Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of capital deemed to be paid up |
|---|---|---|---|---|
| | | | R | R |
| | | | | |
| | | | | |
| | | | | |
| Total | | | Total | R |

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

Shares issue i.t.o Employee Share Options

c. The names and addresses of the allottees:

| Name of allottee | Address of allottee | Number of shares | Description of shares allotted |
|---|---|---|---|
| | | | |

7. Issued capital at date of this return:

| No par value | | | | Par value | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total premium account | Total amount of paid-up capital, excluding premium |
| | | R | R | | | R | R | R | R |
| 221 369 908 | ORD | (1) | (2) | 5000 000 | Cum Pref | 0-10 | — | — | 500 000-00 |
| | | | | | | | | | |
| | | | | | | | | | |
| Total 221 369 908 | | Total R | | Total | | | Total R | | 500 000-00 |

(1) 13,35726537 (2)(3) 2956 896 608-34

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 500 000-0

State capital R 2956 896 608-34

Premium account R

Total issued capital R 2957 396 608-34

Certified correct.

Date 08 - 01 - 2004 Signature [signature]

~~Director~~/~~Manager~~/Secretary

*Rubber stamp of company, if any, or of secretaries.*

STATED Capital Account

| | |
|---|---|
| Balance B/F | 2956 551 295-34 |
| This issue | 345 313-00 |
| | 2956 896 608-34 |

Exhibit 9

DURBAN ROODEPOORT DEEP, LIMITED
(Reg No 1895/000926/06)

2004 01 07

The Director
Listings and Markets Division
The JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane
**SANDOWN**

Dear Sir

**APPLICATION FOR THE LISTING OF 24 288 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED**

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited.

| No. of Shares | Issue Price: |
|---|---|
| 4 000 | 6.47 |
| 13 638 | 18.51 |
| 6 650 | 19.05 |

The new ordinary shares are to be listed on 07 January 2004 or as soon as possible thereafter.

The share capital of the company prior to this application:

| | |
|---|---|
| Authorised: | 300 000 000 ordinary no par value shares |
| Issued: | 221 369 908 ordinary no par value Shares |
| Stated Capital Account: | R2 956 896 608.34 |

| | |
|---|---|
| The share capital subsequent to this application: | |
| Authorised: | 300 000 000 ordinary no par value shares |
| Issued: | 221 394 196 ordinary no par value shares |
| Stated Capital Account: | |
| Balance B/F | R2 956 896 608.34 |
| This issue | R 405 001.88 |
| Total | R2 957 301 610.22 |

The new shares will rank parri passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The participant has now exercised a number of his/her options.
Accordingly, a listing thereof is being sought.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or about 07 January 2004.

Block listing calculation:

| | |
|---|---|
| Balance b/f | R15 713 534.66 |
| This issue | R 405 001.88 |
| Balance available | R15 308 532.78 |

Yours faithfully

..............................................
Director

..............................................
Secretary

..............................................
Sponsor

# DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

**EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998**

**EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")**

RESOLVED:

**THAT** any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY

[signature] ........................................
SECRETARY

07/01/04 ........................................
DATE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

7 January 2004
REF: ADB/jvdm/10506

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

**ADDITIONAL SHARES : SHARE OPTION SCHEME**

Your application for listing dated 7 January 2004 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Thursday, 8 January 2004 in respect of 24 288 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 300 000 000 ordinary shares of no par value and will be amended to show the stated capital as R2 957 301 610-22 divided into 221 394 196 ordinary shares of no par value.

A balance of R15 713 534-66 has been brought forward from your previous application dated 6 January 2004. The issue price of the shares which are the subject of this application is R405 001-88 which leaves a balance of R15 308 532-78 to your credit for any future applications.

Yours faithfully

**D.M. DOEL : GENERAL MANAGER**
**LISTINGS DIVISION**

cc. Standard Corporate and Merchant Bank (Pty) Limited
**Attention : Colin Maggs**

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

# Return of allotment of shares

(Section 93 (5))

Registration No. of company
1895/000926/06

Name of company Durban Roodepoort Deep, Limited

1. Date of allotment of shares 07-01-2004

2. Authorised capital of company:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Authorised capital |
| | | | | R | R |
| 300 000 00 | ORD | 5000 000 | Cum-Pref | 0-10 | 500 000-00 |
| | | | | | |
| Total | Total | | | Total R | |

3. Shares subscribed for in memorandum of association:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Total amount paid-up |
| | | | | R | R |
| | | | | | |
| | | | | | |
| Total | Total | | | Total | R |

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 08-01-2004

Name of company Durban Roodepoort Deep, Limited

Postal address P. O Box 390
Maraisburg
1700

Date of receipt by Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

Date stamp of companies Registration Office

2004 -01- 15

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

| | | |
|---|---|---|
| C W Roos | 4 000 | R6.47 |
| CJS Moller | 13 638 | R18.51 |
| CJS Moller | 6 650 | R19.05 |

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

| No par value | | | | Par value | | | |
|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated Capital | Number of shares | Class of shares | Nominal amount of each share | Amount of issued paid-up capital |
| | | | R | | | R | R |
| 221 369 908 | ORD | ① | ② | 500 000 | Cum Pref | 0-10 | 500 000-00 |
| | | | | | | | |
| Total 221369908 | | Total | R | Total | | Total | R 500 000-00 |

① 13,35726537 ②/③ 2956896608-34

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500 000-00

Stated capital R 2956896608-34

Premium account R

Total issued capital R 2957396608-34

5. Shares comprising this allotment:

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of paid-up capital and premium, if any |
| | | R | R | | | R | R | R |
| 4000 | ORD | 6-47 | 25 880 | | | | | |
| 13638 | ORD | 18-51 | 252439-38 | | | | | |
| 6650 | ORD | 19-05 | 126682-50 | | | | | |
| Total 24288 | | Total | R | Total | | | Total | R |

40500,88

6. (a) Shares allotted otherwise than for cash:

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Deemed stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of capital deemed to be paid-up |
| | | | R | | | | R | R |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| Total | | Total | R | Total | | | Total | R |

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allotee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

Shares issue I.T.O Employee Share Options

(c) The names and addresses of the allottees:

| Name of allottee | Address of allottee | Number of shares | Description of shares allotted |
|---|---|---|---|
| | | | |

7. Issued capital at date of this return:

| No par value | | | | Par value | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total premium account | Total amount of paid-up capital, excluding premium |
| | | R | R | | | R | R | R | R |
| 221 394 196 | ORD | (1) | (2) | 500 000 | Cum Pref | 0-10 | – | – | 500 000-00 |
| | | | | | | | | | |
| | | | | | | | | | |
| Total 221 394 196 | | Total R | | Total | | | | Total R | 500 000-00 |

(1) 13,35762934 (2) (3) 2957 301 610-22

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 500 000-00

State capital R 2957 301 610-22

Premium account R

Total issued capital R 2957 801 610-22

Certified correct.

Date 08-01-2004 Signature [signature]
~~Director/Manager/~~Secretary

*Rubber stamp of company, if any, or of secretaries.*

STATED Capital Account
Balance B/F 2956 896 608-34
This issue 405 001-88
2957 301 610-22

Exhibit 10

Durban Roodepoort Deep, Limited
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
(Share code: DUR)
(ISIN: ZAE 000015079)
(ARBN number: 086 277 616)
(NASDAQ Trading Symbol: DROOY)
("DRD")

In compliance with Rule 3.63 of the JSE Listings Requirements, the following information is disclosed:

DEALING IN SECURITIES BY DIRECTORS

| | |
|---|---|
| Surname: | Baker |
| First Name: | David Christopher |
| Designation: | Non Executive Director |

| | |
|---|---|
| Date of transaction: | 4 February 2004 |
| Price: | R23.65 |
| Amount: | 43 300 |
| Aggregate value | R1 024 045 |
| Class: | Ordinary |
| Interest: | Direct, Beneficial |

Nature:
Mr Baker has taken delivery of 43 300 ordinary shares allocated to him in terms of the Durban Roodepoort Deep (1996) Share Option Scheme as set out in the table below.

| Date | Number | Price |
|---|---|---|
| 26 March 2002 | 10 000 | R15.81 |
| 23 July 2002 | 5 000 | R10.54 |
| 26 September 2002 | 7 500 | R15.81 |
| 23 January 2003 | 5 000 | R10.54 |
| 26 March 2003 | 7 500 | R15.81 |
| 23 October 2003 | 3 300 | R19.05 |
| 23 January 2004 | 5 000 | R10.54 |

In line with DRD's corporate governance principles and in terms of Rule 3.66 of the Listings Requirements of the JSE, prior clearance to deal in the above securities has been obtained from Mr MM Wellesley-Wood, Chairman of the Board of DRD and Mr G C Campbell, Chairman of the Remuneration Committee of DRD.

The above trade was completed outside of a closed period.

Johannesburg
04 January 2004

Sponsor
Standard Corporate & Merchant Bank
(A division of The Standard Bank of South Africa Limited)
(Registration number 1962/000738/06)

Exhibit 11

Durban Roodepoort Deep, Limited
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
(Share code: DUR)
(ISIN: ZAE000015079)
(ARBN number: 086 277 616)
(NASDAQ Trading Symbol: DROOY)
("DRD")

In compliance with Rules 3.63 to 3.74 of the Listings Requirements of the JSE Securities Exchange South Africa ("JSE"), the following information is disclosed:

DEALING IN SECURITIES BY DIRECTOR

| | |
|---|---|
| Surname: | Wellesley-Wood |
| First Name: | Mark Michael |
| Designation: | Director |
| Date of transaction: | 09 February 2004 |
| Price: | R25.50 |
| Amount: | 50 000 |
| Aggregate value: | R1 275 000 |
| Class: | Ordinary |
| Interest: | Direct, Beneficial |

Nature: Mr Wellesley-Wood has sold 50 000 ordinary shares, which constitute approximately 23.17% of his total shareholding and approximately 4.88% of his total entitlement.

In line with DRD corporate governance principles and in terms of Rule 3.66 of the Listings Requirements of the JSE prior clearance to deal in the above securities has been obtained from Mr G C Campbell, Chairman of the Remuneration Committee of DRD.

The above trade was completed outside of a closed period.

Johannesburg
10 February 2004

Sponsor
Standard Corporate & Merchant Bank
(A division of The Standard Bank of South Africa Limited)
(Registration number 1962/000738/06)

Exhibit 12

Durban Roodepoort Deep, Limited
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
(Share code: DUR)
(ISIN: ZAE000015079)
(ARBN number: 086 277 616)
(NASDAQ Trading Symbol: DROOY)
("DRD")

In compliance with Rules 3.63 to 3.74 of the Listings Requirements of the JSE Securities Exchange South Africa ("JSE"), the following information is disclosed:

DEALING IN SECURITIES BY DIRECTOR

| | |
|---|---|
| Surname: | van der Mescht |
| First Name: | Deon Thomas |
| Designation: | Alternate Director |

| | |
|---|---|
| Date of transaction: | 11 February 2004 |
| Price: | R23.90 |
| Amount: | 8 000 |
| Aggregate value: | R191 200 |
| Class: | Ordinary |
| Interest: | Direct, Beneficial |

| | |
|---|---|
| Date of transaction: | 12 February 2004 |
| Price: | R24.46 |
| Amount: | 17 000 |
| Aggregate value: | R415 820 |
| Class: | Ordinary |
| Interest: | Direct, Beneficial |

Nature: Mr van der Mescht has taken delivery of and sold 25 000 ordinary shares which were allocated to him in terms of the Durban Roodepoort Deep (1996) Share Option Scheme, on 1 October 2001 at R7.26 per share, which constitute approximately 9.45% of his total entitlement.

In line with DRD corporate governance principles and in terms of Rule 3.66 of the Listings Requirements of the JSE, prior clearance to deal in the above securities has been obtained from Mr MM Wellesley-Wood, Chairman of the Board of DRD and Mr G C Campbell, Chairman of the Remuneration Committee of DRD.

The above trade was completed outside of a closed period.

Johannesburg
13 February 2004

Sponsor Standard Corporate and Merchant Bank

(A division of The Standard Bank of South Africa Limited)
(Registration number 1962/000738/06)

Exhibit 13

Durban Roodepoort Deep, Limited
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
(Share code: DUR)
(ISIN: ZAE000015079)
(ARBN number: 086 277 616)
(NASDAQ Trading Symbol: DROOY)
("DRD")

In compliance with Rules 3.63 to 3.74 of the Listings Requirements of the JSE Securities Exchange South Africa ("JSE"), the following information is disclosed:

DEALING IN SECURITIES BY DIRECTOR

| | |
|---|---|
| Surname: | Wellesley-Wood |
| First Name: | Mark Michael |
| Designation: | Director |
| Date of transaction: | 12 February 2004 |
| Price: | R23.80 |
| Amount: | 50 000 |
| Aggregate value: | R1 190 000 |
| Class: | Ordinary |
| Interest: | Direct, Beneficial |

Nature: Mr Wellesley-Wood has sold 50 000 ordinary shares, which constitute approximately 30.16% of his total shareholding and approximately 4.88% of his total entitlement.

In line with DRD corporate governance principles and in terms of Rule 3.66 of the Listings Requirements of the JSE, prior clearance to deal in the above securities has been obtained from Mr G C Campbell, Chairman of the Remuneration Committee of DRD.

The above trade was completed outside of a closed period.

Johannesburg
13 February 2004

Sponsor
Standard Corporate and Merchant Bank
(A division of The Standard Bank of South Africa Limited)
(Registration number 1962/000738/06)